UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

trivago N.V.

(Name of Issuer)

Class A Shares, nominal value of €0.06 per share

(Title of Class of Securities)

89686D105 (for American Depositary Shares, each representing one Class A Share)

(CUSIP Number)

c/o PAR Investment Partners, L.P.

200 Clarendon Street, 48th Floor

Boston, MA 02116

Attn: Steven M. Smith

(617) 526-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89686D105

(1)	Names of reporting persons PAR Investment Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,234,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,234,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,234,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.8% (1)
(14)	Type of reporting person (see instructions) PN

(1)	The percent of class was calculated based on 30,026,635 shares of Class A Shares issued and outstanding as of December 31, 2016, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2017.

CUSIP No. 89686D105

(1)	Names of reporting persons PAR Group, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,234,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,234,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,234,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.8% (1)
(14)	Type of reporting person (see instructions) PN

(1)	The percent of class was calculated based on 30,026,635 shares of Class A Shares issued and outstanding as of December 31, 2016, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2017.

CUSIP No. 89686D105

(1)	Names of reporting persons PAR Capital Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 6,234,000
	(8)	Shared voting power 0
	(9)	Sole dispositive power 6,234,000
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 6,234,000
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions)
(13)	Percent of class represented by amount in Row (11) 20.8% (1)
(14)	Type of reporting person (see instructions) CO

(1)	The percent of class was calculated based on 30,026,635 shares of Class A Shares issued and outstanding as of December 31, 2016, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2017.

Item 1. SECURITY AND ISSUER

This Statement on Schedule 13D relates to the Class A Shares (the “Class A Shares”) of trivago N.V. (the “Issuer”) that are held directly by PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), through American Depositary Shares, each representing one Class A Share. The address of the Issuer’s principal executive office is Bennigsen-Platz 1, 40474, Düsseldorf, Germany. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. IDENTITY AND BACKGROUND

(a), (b) and (c) This statement is being filed by the following persons: PAR Investment Partners, PAR Group, L.P., a Delaware limited partnership (“PAR Group”), and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is 200 Clarendon Street, 48th Floor, Boston, MA 02116. The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is 200 Clarendon Street, 48th Floor, Boston, MA 02116. The sole general partner of PAR Group is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

Paul A. Reeder, III is the President and sole director of PAR Capital Management and each of Frederick S. Downs, Jr., Arthur G. Epker, III, Edward L. Shapiro, Steven M. Smith, Michael J. Tucker and Herbert A. (“Chip”) Frazier is a shareholder of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Smith, Mr. Tucker and Mr. Frazier is 200 Clarendon Street, 48th Floor, Boston, MA 02116.

(d) and (e) During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violations with respect to such laws.

(f) Each natural person identified in this Item 2 is a citizen of the United States. PAR Investment Partners and PAR Group are Delaware limited partnerships and PAR Management is a Delaware corporation.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

PAR Investment Partners used approximately $73.3 mn (including brokerage commissions) of the working capital of PAR Investment Partners in the aggregate to purchase the Class A Shares reported in this Schedule 13D. Such Class A Shares are or may be held from time to time by PAR Investment Partners in margin accounts established with its brokers or banks and a portion of the purchase price for the Class A Shares may be obtained through margin borrowing. Securities positions which may be held in the margin accounts, including the Class A Shares, may be pledged as collateral security for the repayment of debit balances in the margin accounts.

Item 4. PURPOSE OF TRANSACTION

The Reporting Persons acquired the Class A Shares for investment purposes in the ordinary course of their business of investing in securities for their own accounts or for one or more accounts over which the Reporting Persons have investment or voting power. The Reporting Persons reserve the right to formulate plans and/or make proposals, and take such actions with respect to their investment in the Issuer, including, subject to applicable law, (i) to hold the Class A Shares as a passive investor or as an active investor (whether or not as a member of a “group” with other beneficial owners of Shares or otherwise), (ii) to acquire beneficial ownership of additional shares in the open market, in privately negotiated transactions or otherwise, (iii) to dispose of all or part of its holdings, (iv) to take other actions which could involve one or more of the types of transactions or have one or more of the results described in Item 4 of this Schedule 13D, or (v) to change its intention with respect to any or all of the matters referred to in this Item 4.

Item 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of April 13, 2017, PAR Investment Partners may be deemed to beneficially own 6,234,000 Class A Shares, representing approximately 20.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of April 13, 2017, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 6,234,000 Class A Shares, representing approximately 20.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

As of April 13, 2017, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 6,234,000 Class A Shares, representing approximately 20.8% (determined in accordance with Rule 13d-3 under the Act) of the outstanding Class A Shares.

The percentage of Class A Shares beneficially owned as set forth above are based on 30,026,635 Class A Shares issued and outstanding as of December 31, 2016, as disclosed in the Issuer’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on March 9, 2017.

(c) Information with respect to all transactions by the Reporting Persons relating to the Class A Shares that were effected during the past sixty days is set forth in Annex A hereto and is incorporated by reference herein.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons dated April 13, 2017 is filed as Exhibit 99.1 hereto.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2017

PAR INVESTMENT PARTNERS, L.P. By: PAR Group, L.P., its General Partner By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P. By: PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith Title: Chief Operating Officer and General Counsel

Annex A

TRANSACTIONS IN CLASS A SHARES BY THE REPORTING PERSONS

The following table sets forth all transactions relating to the Class A Shares effected by the Reporting Persons in the past sixty days that have not been previously reported on Schedule 13D. Unless otherwise noted, all such transactions were effected in the open market through a broker and all prices per share include commissions.

PAR Investment Partners, L.P.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
03/01/17	50,000	11.530
03/01/17	150,000	11.510
03/01/17	400	11.520
03/23/17	27,233	12.254
03/24/17	117,500	12.198
03/24/17	25,267	12.250
03/27/17	105,000	12.184
03/27/17	15,000	12.216
03/28/17	18,400	12.237
03/28/17	1,550	12.290
03/29/17	2,900	12.253
03/29/17	12,000	12.270
03/30/17	3,800	12.792
03/30/17	4,200	12.806
03/30/17	6,200	12.726
03/30/17	6,300	12.726
03/30/17	3,957	12.792
03/30/17	4,390	12.806
03/31/17	7,300	12.743
03/31/17	7,400	12.743
04/03/17	12,400	12.990
04/03/17	37,100	13.040
04/03/17	29,000	13.008
04/03/17	3,287	12.978
04/03/17	25,000	12.980
04/03/17	75,000	13.013
04/03/17	25,000	13.040
04/03/17	12,600	12.990
04/03/17	37,900	13.040
04/03/17	29,710	13.008
04/04/17	17,800	12.982
04/04/17	12,500	12.830
04/04/17	20,300	12.877
04/04/17	17,913	12.982
04/04/17	12,500	12.830
04/04/17	20,410	12.877
04/05/17	37,000	12.930
04/05/17	12,400	13.000
04/05/17	37,290	12.930
04/05/17	12,600	13.000
04/06/17	27,400	12.946
04/06/17	10,700	13.030
04/06/17	5,000	12.798
04/06/17	27,474	12.946
04/06/17	10,770	13.030
04/06/17	5,000	12.798
04/07/17	700	13.003
04/07/17	600	13.003
04/10/17	1,156	12.984
04/10/17	1,200	12.984
04/11/17	5,044	12.987
04/11/17	4,956	12.987
04/11/17	25,000	13.030